UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL
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DYNAMIC OIL & GAS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

267906105
(CUSIP Number)

David J. Katz
Perkins Coie LLP
1620 26th Street, Sixth Floor
South Tower
Santa Monica, CA 90404
(310) 788-3268
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267906105

SCHEDULE 13D

CUSIP No. 267906105	Page 2 of ___ Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wayne J. Babcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,313,607 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,313,607 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,313,607 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 5.31% (2)

(1)
Includes 160,000 fully vested in the money options to purchase shares of Dynamic Oil & Gas, Inc. ("Dynamic") common stock that are exercisable within 60 days of the date of filing of this report, assuing the closing of the transactions contemplated in the Plan (as defined below).

(2)
Calculated based on 24,718,978 shares of Dynamic common stock outstanding as of July 21, 2005, as provided to Mr. Babcock by Dynamic. In accordance with Rule 13d-3(d)(1)(i)(D), such number represents the sum of the actual number of outstanding shares of

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CUSIP No. 267906105

Dynamic common stock 24,558,978 as of July 21, 2005, plus Mr. Babcock's in the money options to purchase shares of Dynamic common stock that are exercisable within 60 days of the date of this filing (160,000).

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CUSIP No. 267906105

Item 1.     Security and Issuer.

Common Stock of Dynamic Oil & Gas, Inc. ("Dynamic")
Suite 230
10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6

CUSIP No. 267906105

Item 2.     Identity and Background.

1 (a)	Wayne J. Babcock

(b)	Suite 230-10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6

(c)
Wayne J. Babcock is currently the Chairman of the Board, Chief Executive Officer and President of Dynamic. Dynamic is a Canadian based energy company engaged in the exploration and production of western Canada's natural gas and oil reserves. Dynamic's business address is set forth in Section 1(b) above.

(d)	None

(e)	None

(f)	Canada

Item 3.     Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.     Purpose of the Transaction.

     An extraordinary corporate transaction involving Dynamic and the purchase for cash of all of the outstanding Dynamic shares by Sequoia Oil & Gas Trust ("Sequoia") which will cause Dynamic's class of common stock to cease being quoted on the NASDAQ SmallCap Market.

Item 5.     Interest in Securities of the Issuer.

(a)-(b)
Reference is made to Rows 7-11 and 13 of the cover page of this Schedule 13D/A, which  Rows are incorporated by reference herein. According to Dynamic's information  provided to Mr. Babcock (the Reporting Person), there were 24,558,978 shares of  common stock outstanding as of July 21, 2005. As of the date of filing this Schedule  13D/A, Mr. Babcock beneficially owns 1,313,607 shares of Dynamic common stock,  inclusive of 160,000 options that will be fully vested upon the closing of the Plan, which  is likely to occur within 60 days of the date of this filing. As of the date of this filing,  Mr. Babcock's beneficially owned shares represent 5.31% of Dynamic's outstanding  shares of common stock (inclusive of the 160,000 options) in accordance with Rule  13(d)-3(d)(1)(i)(D).

Mr. Babcock is not part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5 promulgated under the Exchange Act and has sole power to vote, direct voting and to sell or otherwise dispose of the shares.

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CUSIP No. 267906105

(c)	During the 60-day period before the date of filing of this Schedule 13D/A, Mr. Babcock has had no transactions in Dynamic common stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On July 21, 2005, Dynamic announced that it entered into an Arrangement Agreement ("Arrangement Agreement") and a Plan of Arrangement (the "Plan") whereby Sequoiawill acquire all of Dynamic’s Alberta oil and natural gas assets, and whereby Dynamic will reorganize all of its British Columbia and Saskatchewan oil and natural gas assets into a new exploration company (the “Transaction”).

     Under the Plan, Dynamic will establish Shellbridge Oil & Gas, Inc., as a new exploration-focused, Canadian publicly-traded subsidiary, (“Shellbridge”) and will transfer into Shellbridge effective May 1, 2005, all of the benefits and obligations of Dynamic’s producing assets and undeveloped land located in the provinces of British Columbia and Saskatchewan. Dynamic will retain all of its Alberta properties. Sequoia will purchase all of the outstanding shares of common stock of Dynamic for a cash payment to Dynamic’s shareholders of C$72.9 million less approximately C$28.9 million in certain benefits, liabilities and obligations that are being assumed by Sequoia. As a result of the Plan, each Dynamic shareholder of record at closing, will receive C$1.71 in cash and one share of Shellbridge for each share they hold of Dynamic common stock.

     Consummation of the Plan is subject to certain closing conditions including, without limitation, Dynamic shareholder approval, judicial determination of fairness, regulatory approval and the conditional listing of Shellbridge shares for trading on the Toronto Stock Exchange (TSX) or the TSX Venture Exchange.

     In connection with the Plan, Mr. Babcock entered into a Lock-Up Agreement dated July 21, 2005, whereby Mr. Babcock agreed to:

not withdraw any proxy (if any) delivered to Dynamic pursuant to the Plan;

vote all of his Dynamic Shares (including options) (collectively, the "Dynamic Securities") acquired by him prior to the special meeting of Dynamic shareholders ("Meeting") and any other Dynamic Securities over which control or direction he exercises, in approval of the Plan and any resolutions or matters relating thereto at any meeting of the securityholders of Dynamic called to consider the same and, with respect to any other matter relating to the Plan that may be put before the securityholders of Dynamic, as Sequoia may direct;

not exercise any statutory rights of dissent or appraisal in respect of any resolution approving the Plan, or any aspect thereof, and not exercise any other securityholder rights or remedies available at common law, pursuant to the Business Corporations Act (British Columbia) or otherwise to delay, hinder, upset or challenge the Plan;

other than in connection with the exercise of the his options and the sale of the Dynamic Shares acquired on exercise of his, not (without the prior consent of Sequoia) sell, assign, transfer or otherwise convey or dispose of any of his Dynamic Shares acquired by him prior to the Effective Time (as defined in the Arrangement Agreement);

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not without the prior consent of Sequoia, directly or indirectly, initiate, solicit or cause any offer, proposal or expression of interest (confidential or otherwise) to acquire any assets of Dynamic outside of the ordinary course of business of Dynamic or any of Dynamic's issued or unissued securities, whether directly or indirectly; induce, directly or indirectly, or attempt to induce any other person to initiate any securityholder proposal; provide any information concerning securities, assets or the business or operations of Dynamic to any third person out of the ordinary course of business (except (i) to Mr. Babcock’s advisors, (ii) upon compulsion of a regulatory authority or a court of competent jurisdiction and (iii) as contemplated by the Arrangement Agreement); pursue any other material corporate acquisition or disposition, amalgamation, merger, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or purchase or sale of assets or make any other material change to the business, capital or affairs of Dynamic (other than as contemplated by the Arrangement Agreement); or conduct any activity otherwise detrimental to the Plan; provided that the foregoing shall not prevent the board of directors or officers of Dynamic from responding as required by law to any unsolicited bona fide submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure with respect thereto which in the judgment of the board of directors, in good faith, or upon advice of counsel is required or advisable under applicable law;

vote as a securityholder of Dynamic against any proposal submitted to the securityholders of Dynamic involving any person other than Sequoia concerning any merger, sale of substantial assets, business combination, sale or purchase of shares or similar transaction involving Dynamic or any of its subsidiaries; and

vote as a securityholder of Dynamic against any proposal submitted to the securityholders of Dynamic which may reduce the likelihood of the Plan being successfully completed.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1	Lock-Up Agreement dated July 21, 2005, by and between Wayne J. Babcock and Sequoia Oil & Gas Trust.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2005	/s/ Wayne J. Babcock
Wayne J. Babcock

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EXHIBIT INDEX

Exhibit 99.1	Lock-up Agreement dated July 21, 2005, by and between Wayne J. Babcock and Sequoia Oil & Gas Trust (filed herewith)

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